SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

ZOGENIX, INC.

(Name of Subject Company (Issuer))

Zinc Merger Sub, Inc.

an indirect wholly owned subsidiary of

UCB S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities (Underlying Common Stock))

Bill Silbey

Executive Vice President and General Counsel

UCB S.A.

Allée de la Recherche, 60

1070 Brussels

Tel: 32 2 559 99 99

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

J. D. Weinberg, Esq.

Kyle Rabe, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

+1 (212) 841 1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,670,581,276	$154,863

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zogenix, Inc. (“Zogenix”), at a purchase price of $26.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of January 27, 2022 (the most recent practicable date): (i) 56,125,822 shares of Zogenix common stock were issued and outstanding, (ii) 6,637,422 shares of Zogenix common stock were subject to outstanding Zogenix stock options, (iii) 804,112 shares of Zogenix common stock were subject to outstanding Zogenix restricted stock unit awards, (iv) 300,255 shares of Zogenix common stock were subject to outstanding Zogenix performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 385,515 shares of Zogenix common stock pursuant to Zogenix’s 2010 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $154,863	Filing Party: Zinc Merger Sub, Inc. and UCB S.A.
Form or Registration No.: Schedule TO	Date Filed: February 1, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 1, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at 5:00 p.m., Eastern Time, on March 4, 2022 (such date and time, the “Expiration Time”). The Depositary has advised that, as of the Expiration Time, 37,646,050 Shares had been validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the Depositary and not properly withdrawn pursuant to the Offer, representing approximately 66.8591% of the Shares outstanding as of such time. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted the Shares for payment, and will pay for such Shares, promptly after the Acceptance Time, in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Zogenix. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into Zogenix, with Zogenix surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding (other than (i) any Shares held in the treasury of Zogenix or held by Zogenix or any wholly owned subsidiary of Zogenix, and Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, immediately prior to the Effective Time or (ii) any Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) were converted into the right to receive the Offer Price, in accordance with terms of the Offer, the Merger Agreement and the CVR Agreement. The Shares ceased to trade on Nasdaq prior to the opening of business on March 7, 2022, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Zinc Merger Sub, Inc.

By:	/s/ Jennifer Trevett
	Name:	Jennifer Trevett
	Title:	Vice President & Secretary

UCB S.A.

By:	/s/ Charl van Zyl
	Name:	Charl van Zyl
	Title:	Executive Vice President

Date: March 7, 2022

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